Arabian American Development Company
1650 Hwy 6 S, Suite 190
Sugar Land, TX  77478
(409) 385-8300

October 16, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Messrs. H. Roger Schwall and Paul Monsour

Re:           Arabian American Development Company
Form 10-K for the Fiscal year Ended December 31, 2012
Filed March 18, 2013, as amended on June 26, 2013 and August 30, 2013
Comment letter dated October 8, 2013
File No. 1-33926

Dear Mr. Schwall and Mr. Monsour:

Please accept this letter as Arabian American Development Company’s (the “Company”) response to your letter dated October 8, 2013.

Form 10-K for the fiscal year ended December 31, 2012, as amended June 26, 2013

Dependence on a limited number of customers could adversely impact profitability, page 8

We note your response to the comment from our letter to you dated September 16, 2013, and we re-issue the comment.  As you disclose in your filing that the loss of either customer could have the adverse effects you identify, you are required by Item 101(c)(1)(vii) of Regulation S-K to provide the requested disclosure regarding the identities of all such 10% customers.

Response:  We respectfully note your comment and offer the following information.  During 2012, sales to each of two customers exceeded 10% of the Company’s consolidated revenues. Those customers were ExxonMobil, to which sales were 13.2% of consolidated revenues, and Flint Hill Resources, to which sales were 12.1% of consolidated revenues. Our sales to each of these customers represent shipments of various products to multiple facilities worldwide which are initiated through separate purchasing functions.  While we believe that the likelihood of losing business to all of the facilities at one time is remote, in order to comply with Item 101(c)(1)(vii) of Regulation S-K., the Company will disclose the identities of all 10% or greater customers.

The Company respectively requests that it be allowed to incorporate this additional disclosure in future filings. The Company would in its 2013 Form 10-K disclose the names of its greater than 10% customers for both fiscal 2012 and 2013. Future implementation would allow the Company to avoid the effort and expense (e.g., reissued reports and consents from the Company’s independent registered public accountants, circularization for directors’ signatures, etc.) for an amendment to its 2012 Form 10-K which would affect only one paragraph to name the customers to which sales exceeded 10%.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,
By: /s/Connie Cook
Connie Cook
Chief Financial Officer